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                              July 22, 2021

       Eido Gal
       Chief Executive Officer
       Riskified Ltd.
       220 5th Avenue, 2nd Floor
       New York, NY 10001

                                                        Re: Riskified Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed July 19, 2021
                                                            File No. 333-257603

       Dear Mr. Gal:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-1 Filed July 19,
2021

       Recent Developments, page 18

   1. Please revise to include an analysis of expected cost of revenue for the period ended June
                                                        30, 2021, as compared
to the period ended June 30, 2020, including any trend information that would be relevant
to an investor. Please discuss whether the trends evidenced in the preliminary
financial results are consistent with the trends discussed in the
                                                        Management's Discussion
and Analysis of Financial Condition and Results of Operations.
                                                        Please also revise to
provide context for the ranges for each of operating loss and net loss.
                                                        Please note that when a
range is presented rather than a specific number, the range should be sufficiently narrow
to be meaningful, and you should explain why you are not able to disclose an exact
number.
 Eido Gal
FirstName  LastNameEido Gal
Riskified Ltd.
Comapany
July       NameRiskified Ltd.
     22, 2021
July 22,
Page  2 2021 Page 2
FirstName LastName
Risk Factors
"The dual class structure of our ordinary shares has the effect of...", page 62

2. Please disclose the percentage of outstanding shares that Class B shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval.
         Please also disclose that any future issuances of Class B shares may be dilutive to Class A shareholders.
Principal and Selling Shareholders, page 172

3.       Please disclose all natural persons that control Fidelity Management &
Research
         Company LLC (footnote 5) and General Atlantic RK B.V. (footnote 6). Please contact Cara Wirth at (202) 551-7127 or Jacqueline Kaufman at
(202) 551-
3797 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Marc D. Jaffe